# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SITIME CORP, CIK 0001451809
CUSIP: 82982T106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: SITIME CORPORATION, 5451 PATRICK HENRY DRIVE, SANTA CLARA, California (CA), 95054
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-19-301246
Filed by CIK 0001071571

## Reporting persons
- MEGACHIPS CORP /FI: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (16.9% of the class)
  Comment: Percentage ownership is based on 23,597,831 shares outstanding as of February 10, 2025, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 14, 2025.

## Item 1. Issuer
Name of issuer: SITIME CORP
Address of issuer's principal executive offices: SITIME CORPORATION, 5451 PATRICK HENRY DRIVE, SANTA CLARA, CA, 95054.

## Item 2. Person Filing
Name of person filing: MegaChips Corporation
Address of principal business office or, if none, residence:
1-1-1 Miyahara, Yodogawa-ku
Osaka 532-0003
Japan
Citizenship: MegaChips Corporation is based in Japan and traded on the Tokyo Stock Exchange.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,000,000
Percent of class: 16.9
Sole power to vote or to direct the vote: 4,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- MEGACHIPS CORP /FI: /s/ Tetsuo Hikawa, Tetsuo Hikawa/President and CEO (02/18/2025)